Exhibit 99.2

DJSP Enterprises, Inc. Reports Increase in File Volumes Following Completion of Servicer Technology Conversion

Incremental Return of Volume From Large Servicer

Company Suspends Guidance Due to Market Uncertainty

PLANTATION, Fla., July 27, 2010 (GLOBE NEWSWIRE) -- DJSP Enterprises, Inc., (Nasdaq:DJSP) one of the largest providers of processing services for the mortgage and real estate industries in the United States, today announced that file volumes have increased incrementally following completion of the technology conversion at one of the nation's largest loan servicers that interrupted referral volumes during the second quarter.

The Company's overall new foreclosure file volumes, however, have not returned to first quarter levels. Foreclosure file volumes for July 2010 are expected to be up approximately 25% from June 2010 but below average monthly file volumes for the first quarter of 2010.

Due to ongoing unpredictability and market-driven declines caused by government sponsored programs aimed at helping borrowers avoid foreclosure and the Company's commitment to long term strategic goals, the Company is indefinitely suspending providing financial guidance, and is withdrawing its previously disclosed guidance for 2010.

The implementation by servicers of government sponsored programs such as HAFA and HAMP has created significant challenges for new foreclosure referrals. Increased delays have occurred as servicers attempt to stay compliant with the increasingly complex program requirements. Industry reports and recent testimony before Congress by the Special Investigator General for TARP indicate that these programs have had limited success. The largest impact of these programs is expected by the Company to be the delay of some new referrals originally expected in 2010 into 2011.

Rick Powers, who became President and COO on July 12, commented, "In addition to an unprecedented level of government intervention causing external market uncertainty, our rapid growth over the last three years mandates that we invest time and resources into developing and installing increased infrastructure surrounding people, systems and technology.  Since we continue to believe that there is an impending increase in foreclosure referrals, we have no immediate plans for significant staffing changes that would reduce our response time or ability to handle volume. Market conditions and court delays caused by historically high volume over the past three years have contributed to increasing the time it takes to complete a foreclosure in Florida, so we must also focus on our legacy population. While we face short-term market pressures, management is making decisions based on DJSP's long-term interests so that we are positioned to take advantage of market opportunities as they develop."

"Our experience shows that, as expected, file volumes from one of the nation's largest loan servicers is incrementally returning following the completion of its technology conversion," stated David Stern, Chairman and CEO. "Evidence from monthly reporting by the Department of The Treasury suggests to us that the various governmental sponsored programs are maturing, and we believe new referrals could increase as these programs decrease in activity.  While our industry as a whole may face near-term challenges, we are positioning DJSP to take full advantage of the delayed volume we believe will begin to hit the market over the next year. DJSP remains profitable and focused on our ongoing strategic goals. During this time we are concentrating on increasing operational efficiency, streamlining processes and developing our other lines of business."

About DJSP Enterprises, Inc.

DJSP (Nasdaq:DJSP) is the largest provider of processing services for the mortgage and real estate industries in Florida and one of the largest in the United States. The Company provides a wide range of processing services in connection with mortgages, mortgage defaults, title searches and abstracts, REO (bank-owned) properties, loan modifications, title insurance, loss mitigation, bankruptcy, related litigation and other services. The Company's principal customer is the Law Offices of David J. Stern, P.A., whose clients include all of the top 10 and 17 of the top 20 mortgage servicers in the United States, many of which have been customers of the Law Firm for more than 10 years. The Company has approximately 1,000 employees and is headquartered in Plantation, Florida, with additional operations in Louisville, Kentucky, and San Juan, Puerto Rico. The Company's U.S. operations are supported by a scalable, low-cost back office operation in Manila, the Philippines, that provides data entry and document preparation support for the U.S. operation.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, about DJSP Enterprises, Inc. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions, changing interpretations of generally accepted accounting principles; outcomes of government or other regulatory reviews, particularly those relating to the regulation of the practice of law; the impact of inquiries, investigations, litigation or other legal proceedings involving the Company or its affiliates, which, because of the nature of the Company's business, have happened in the past to the Company and the Law Offices of David J. Stern, P.A.; the impact and cost of continued compliance with government or state bar regulations or requirements; legislation or other changes in the regulatory environment, particularly those impacting the mortgage default industry; unexpected changes adversely affecting the businesses in which the Company is engaged; fluctuations in customer demand; the Company's ability to manage rapid growth; intensity of competition from other providers in the industry; general economic conditions, including improvements in the economic environment that slows or reverses the growth in the number of mortgage defaults, particularly in the State of Florida; the ability to efficiently expand its operations to other states or to provide services not currently provided by the Company; the impact and cost of complying with applicable U.S. Securities and Exchange Commission, (the "SEC") rules and regulation, many of which the Company will have to comply with for the first time after the closing of the business combination; geopolitical events and changes, as well as other relevant risks detailed in the Company's filings with the SEC including its Annual Report on Form 20-F for the period ended December 31, 2009, in particular those listed under "Item 3 Key Information – Risk Factors". The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

CONTACT:  DJSP Enterprises, Inc.
          Investor Contact:
          Chris Simmons, Investor Relations Manager
          954-233-8000, ext. 1744
          cbsimmons@dstern.com